Exhibit 12.1

Computation of Ratio of Earning to Fixed Charges

Resolute Energy Corporation

Ratio of Earning to Fixed Charges

(In thousands $)

	Six Months Ended June 30, 2012	Fiscal Year Ended December 31,				February 26, 2007 (inception) to December 31, 2007
		2011	2010	2009	2008
Earnings:
Income (loss) before income taxes	$32,870	$48,355	$8,574	$(65,130)	$6,041	$4,118
Fixed charges, excluding capitalized interest	8,030	7,312	6,905	2,205	40	10

Earnings	$40,900	$55,667	$15,479	$(62,925)	$6,081	$4,128

Fixed charges:
Interest expense, including capitalized interest	$6,722	$5,145	$5,317	$1,538	$—	$—
Estimate of interest within rental expense	1,307	2,167	2,047	667	40	10

Fixed charges	$8,029	$7,312	$7,364	$2,205	$40	$10

Ratio of earnings to fixed charges	5.1	7.6	2.1	(a )	152.0	412.8

Predecessor Resolute

Ratio of Earnings to Fixed Charges

(In thousands $)

	For the 267 Day Period Ended September 24, 2009	Fiscal Year Ended December 31,
		2008	2007
Earnings:
Loss before income taxes	$(46,611)	$(108,666)	$(102,672)
Fixed charges	19,948	35,813	37,226

Earnings	$(26,663)	$(72,853)	$(65,446)

Fixed charges:
Interest expense	$18,416	$33,139	$35,898
Estimate of interest within rental expense	1,532	2,674	1,328

Fixed charges	$19,948	$35,813	$37,226

Ratio of earnings to fixed charges	(b )	(b )	(b )

(a)	Ratio is less than one; earnings are inadequate to cover fixed charges. The dollar amount of the coverage deficiency for the fiscal year ended December 31, 2009 was $65.1 million.
(b)	Ratio was less than 1.0; the coverage deficiency was $46.6 million for the 267 day period ended September 24, 2009, and $108.7 million and $102.7 million for the fiscal years ended December 31, 2008 and 2007 respectively.